UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-12G/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

HIMALAYA TECHNOLOGIES, INC

(Exact name of registrant as speciﬁed in its charter)

(formerly Homeland Resources Ltd.)

Nevada	26-0841675
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 E Erie St, Ste 525 Unit #2420, Chicago, IL	60611
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(630) 708-0750

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock $0.0001 Par Value per share

Preferred Stock Class A $0.0001 Par Value per share

Preferred Stock Class B $0.0001 Par Value per share

Preferred Stock Class C $0.0001 Par Value per share

Indicate by check mark whether the registrant is a large accelerated ﬁler, an accelerated ﬁler, a non-accelerated ﬁler, smaller reporting company, or an emerging growth company. See the deﬁnitions of “large accelerated ﬁler,” “accelerated ﬁler,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated ﬁler [ ]	Accelerated ﬁler [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 1.       Business.

Some of the statements contained in this registration statement on Form 10 of Himalaya Technologies, Inc. (hereinafter the “Company”, “we” or the “Company”) discuss future expectations, contain projections of our plan of operation or financial condition or state other forward- looking information. In this registration statement, forward-looking statements are generally identified by the words such as “anticipate”, “plan”, “believe”, “expect”, “estimate”, and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader, whether investing in the Company’s securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Important factors that may cause actual results to differ from projections include, for example:

•	the success or failure of Management’s efforts to implement the Company’s plan of operation;
•	the ability of the Company to fund its operating expenses;
•	the ability of the Company to compete with other companies that have a similar plan of operation;
•	the effect of changing economic conditions impacting our plan of operation;
•	the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Himalaya Technologies, Inc. a/k/a Homeland Resources Ltd. (the “Company”) was incorporated under the laws of the State of Nevada on July 8, 2003. The Company’s principal historical activities had been the acquisition of a mineral property in the State of New Mexico. During the fiscal year ended July 31, 2010, the Company began to acquire working interests in a seismic exploration program as well as a drilling program in crude oil and natural gas properties in Oklahoma.  Prior to July 31, 2019 the Company discontinued the exploration and drilling in Oklahoma and New Mexico.  The Company has leases on two properties that were fully depleted prior to July 31, 2021.  The company generated approximately $1,500 per year of net revenue from these leases.  We have an agreement in principle to divest the mineral, oil and gas properties to the Company’s former CEO and are also entertaining offers from the owner of the properties and assume control of and/or purchase the assets, though no formal agreement has been signed. Our intended plan of operations is to develop and enhance our social site Kanab.Club targeting health and wellness in the cannabis media market supplemented by strategic acquisitions and investments in OTC WATCH LLC, GenBio, Inc. and other potential to be determined opportunities. On June 28, 2021 the Company amended its articles to change the name of the Company to Himalaya Technologies Inc.

Our business plan includes completing our social site Kanab.Club targeting health and wellness based in the cannabis market, generating revenues from advertising and subscriptions, incorporating the OTC WATCH LLC social media site into the site, running it independently as a general investor forum, and marketing our planned 19.9% investment GenBio, Inc.’s health and wellness products targeting anti-inflammatory nutraceuticals to consumers. In the future, in partnership with GenBio, Inc., we plan to introduce a health and wellness energy and anti-inflammatory beverage product under the brand “FOMO” or other to drive growth. We are currently in discussions with co-pack and distribution companies, and GenBio, Inc. is formulating its extracts and obtaining laboratory certification for this planned consumer beverage.

Item 1A. Risk Factors.

Set forth, under the caption “Risk Factors,” where appropriate, the risk factors described in Item 105 of regulation S-K (§ 229.105 of this chapter) applicable to the registrant. Provide any discussion of risk factors in plain English in accordance with Rule 421(d) of the Securities Act of 1933 (§230.421(d) of this chapter). Smaller reporting companies are not required to provide the information required by this item.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company had operating losses for the years ended July 31, 2021 and 2020, and had a working capital deficit and an accumulated deficit at July 31, 2021.  These factors raise substantial doubt about its ability to continue as a going concern for one year from the issuance of these financial statements. Management’s plans are also described in Note 3. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

In view of the matters described, there is substantial doubt as to the Company’s ability to continue as a going concern without a significant infusion of capital. We anticipate that we will have to raise additional capital to fund operations over the next 12 months. To the extent that we are required to raise additional funds to acquire properties, and to cover costs of operations, we intend to do so through additional offerings of debt or equity securities. There are no commitments or arrangements for other offerings in place, no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. Any future financing may involve substantial dilution to existing investors.

The Company’s shares of common stock are traded from time to time on the OTC Pink Sheet Market.

The Company’s shares of common stock are traded from time to time on the OTC Pink Sheet Market. Our common stock is traded on the OTC Pink Sheet Market. There can be no assurance that there will be a liquid trading market for the Company’s common stock following an acquisition. In the event that a liquid trading market commences, there can be no assurance as to the market price of the Company’s shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

The Company’s CEO owns 1,000,000 shares of the preferred C series stock, Each share of Preferred C series stock has voting rights of 100,000 votes per share, thus giving him a controlling interest in the Company’s securities.

Our common stock is subject to the Penny Stock Rules of the SEC and the trading market in our common stock is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our common stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form.

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

State blue sky registration; potential limitations on resale of the Company’s common stock

The holders of the Company’s shares of common stock registered under the Exchange Act and those persons who desire to purchase them in any trading market that may develop in the future, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell the Company’s securities. Accordingly, investors should consider the secondary market for the Company’s securities to be a limited one.

It is the intention of the Company’s Management following the consummation of an acquisition to seek coverage and publication of information regarding the Company in an accepted publication manual which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published by Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

Item 2.       Financial Information.

Management’s Plan of Operation

The following discussion contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe”, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward- looking statements in other materials we release to the public.

Overview

Our business plan includes completing our social site Kanab.Club targeting health and wellness based in the cannabis market, generating revenues from advertising and subscriptions, incorporating the OTC WATCH LLC social media site into the site, running it independently as a general investor forum, and marketing our planned 19.9% investment GenBio, Inc.’s health and wellness products targeting anti-inflammatory nutraceuticals to consumers. In the future, in partnership with GenBio, Inc., we plan to introduce a health and wellness energy and anti-inflammatory beverage product under the brand “FOMO” or other to drive growth. We are currently in discussions with co-pack and distribution companies, and GenBio, Inc. is formulating its extracts and obtaining laboratory certification for this planned consumer beverage.

Revenues

The Company had net revenues of $0 in our fiscal year ended July 31, 2021, as compared to $0 in fiscal year ended July 31, 2020.

Expenses

The Company had total general and administrative expenses of $41,303 in the year ended July 31,2021, as compared to $2,400 in the year ended July 31,2020. The increase in general and administrative expense was due to the Company being taken over and bring the Company current.

Income

The Company had a net income of $36,267 in the year ended July 31, 2021 as compared to net loss of $278,880 in the year ended July 31, 2020.  The net income for the year ended July 31, 2021 included $276,480 in other income and expense.

Year ended July 31, 2021 compared to the year ended July 31, 2020 Liquidity and capital resources

As at December 31, 2019, the Company had a cash balance of $28,618 and working capital deficit of $1,152,009 compared with a cash balance of $0 and a working capital deficit of $1,328,550 at July 31, 2020. The decrease in working capital deficit was due to payment of and settlement of debt in the year ended July 31, 2021.

Cash Flows from Operating Activities

During the year ended July 31, 2021, cash flows used in operating activities was $26,083 compared with provided by $1,500 of cash flow during the year ended July 31, 2020. The decrease in cash flow from operating activities was due the expenses to bring the Company current in the year ended July 31, 2021.

Cash Flows from Investing Activity

During the year ended July 31, 2021, cash flows used in investing activities were $0 compared to cash flow provided by investing activities of $0 for the year ended July 31, 2020.

Cash Flows from Financing Activities

During the year ended July 31, 2021, cash provided by financing activities was $54,701 as compared cash used in financing activities of $1,500 for the year ended July 31, 2020.

Item 3.       Properties.

The Company’s corporate office is located at 1 E Erie St, Ste 525 Unit #2420, Chicago, IL 60611, which space has been provided to us on a rent-free basis.

The Company currently has an interest in two oil and gas leases. During the years ended July 31, 2021 and 2020, t The leases generated minimal revenue and expense. The Company is currently in negotiations with the prior CEO to distribute these lease in payment of loan payable and is talking to other potential buyers of the assets, though no formal agreement has been reached.

Item 4.       Security Ownership of Certain Beneﬁcial Owners and Management.

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2021. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

The Company currently has an interest in two oil and gas leases.  During the years ended July 31, 2021 and 2020, the leases generated minimal revenue and expense.  The Company is currently in negotiations with the prior CEO to distribute these lease in payment of loan payable and is talking to other potential buyers of the assets, though no formal agreement has been reached.

Name of Beneficial Owner	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)
Vikram P Grover 2810 Bristol Dr #309 Lisle, IL 60532	301,000,000	72.0%

(1)

Applicable percentage ownership is based on 418,513,995, 117,513,995 shares of common stock outstanding plus 1,000,000 share of preferred Class C shares convertible to 1,000,000 shares of common stock plus 300,000 shares of preferred Class B shares convertible to 300,000,000 shares of common stock as of September 17, 2021. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)	Vikram P Grover is the sole officer and director of the Company at present.

Item 5.       Directors and Executive Oﬃcers.

The following table sets forth the names and ages of the member of our Board of Director and our executive officers and the positions held by each.

Name	Age	Title
Vikram P Grover	52	CEO and Chairman

Vikram Grover has 25 years-experience on Wall Street as an equity research analyst, investment banker and consultant that has been advising, financing, and launching businesses for several years. He has worked at Thomas Weisel Partners Group, Inc. (now Stifel Nicolaus), Needham& Co., Source Capital Group, Inc. and Kaufman Bros., LLC in various capacities ranging from Director of Research, Senior Managing Director Investment Banking, and Managing Director Equity Research covering Telecommunications, Media, and Technology (“TMT”) companies. Prior to Himalaya Technologies, Inc, he was CEO of the first publicly traded eSports social site and tournament platform, Good Gaming.  He has also been the CEO of FOMO CORP.  Mr. Grover has a Master of Science in Management (“MSM”) from the Georgia Institute of Technology (“Georgia Tech”), a BA in Marketing from the University of California San Diego (“UCSD”) and is a Chartered Financial Analyst (“CFA”). ”). Mr. Grover began his term as CEO, CFO, President and Secretary on June 18, 2021.

Section 16(a) Compliance

The Company does not have any person who owns 10.0% or more of the Company’s common stock.  The Company CEO owns 1,000,000 of the Company’s Preferred C series shares. These share have voting rights of 100,000 votes per share and are convertible into 1,000,000 shares of common stock.  This gives the Company CEO controlling interest in the securities issued.

Item 6.       Executive Compensation.

During the fiscal years ended July 31, 2021 and 2020, the Company did not pay any executive compensation.

Item 7.       Certain Relationships and Related Transactions, and Director Independence.

The Company purchased KANAB CORP. on July 31, 2021.  KANAB CORP. was owned by our current CEO and a Company that that our current CEO has a controlling interest in (FOMO CORP.; OTC: FOMC).

The Company was not a party to any other transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

Item 8.       Legal Proceedings.

The Company does not have any legal proceedings that would have a material effect on the financial statements.

Item 9.       Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our common stock is currently quoted on the OTC market “Pink Sheets” under the symbol HMLA . For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Price Range
Period	High	Low

Year ended July 31, 2021
First Quarter	$ 0.0045	$ 0.0045
Second Quarter	$ 0.0138	$ 0.0138
Third Quarter	$ 0.0051	$ 0.0051
Fourth Quarter	$ 0.0140	$ 0.0072
Year ended July 31, 2020
First Quarter	$ 0.0320	$ 0.0201
Second Quarter	$ 0.0081	$ 0.0053
Third Quarter	$ 0.0039	$ 0.0032
Fourth Quarter	$ 0.0069	$ 0.0049

As of September 15, 2021, our shares of common stock were held by approximately 34 stockholders of record. The transfer agent of our common stock is Transhare located at, 17755 North US Highway 19, Suite 140, Clearwater, FL 33764, (303)662-1112.

Dividends

Holders of common and preferred stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

No equity compensation plan or agreements under which our common stock is authorized for issuance has been adopted during the fiscal years ended July 31, 2021 and 2020.

Item 10.     Recent Sales of Unregistered Securities.

During the year ended July 31, 2021, the Company increased the authorized shares for common stock of the Company from 100,000,000 to 1,000,000,000. The Company also authorize preferred of two hundred fifty (250) million. The preferred shares are in three classes, Class A shares (130 million authorized) which are convertible into 50 shares of common shares for each share, Class B shares (20 million authorized), which are convertible into 1,000 shares of common shares for each share and Class C shares (one million authorized), which are convertible into 1 shares of common shares for each share.

On July 31, 2021 the Company issued 300,000 shares of Class B preferred the acquisition of KANAB CORP.

On July 31, 2021 the Company issued 1,000,000 shares of Class C preferred to the new Company CEO.

During the year ended July 31, 2021, third-party lenders converted $232,057 of principal and interest into 22,187,901 shares of common stock.

Item 11.     Description of Registrant’s Securities to be Registered.

The following statements relating to the capital stock set forth the material terms of the Company’s securities; however, reference is made to the more detailed provisions of our Certificate of Incorporation and by-laws, copies of which are filed herewith.

Common Stock

Our Certificate of Incorporation authorize the issuance of 1,000,000,000 shares of common stock, par value $0.001. Our holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Company also authorize preferred of two hundred fifty (250) million. The preferred shares are in three classes, Class A shares which are convertible into 50 shares of common shares for each share, Class B shares, which are convertible into 1,000 shares of common shares for each share and Class C shares, which are convertible into 1 shares of common shares for each share. The Class A shares (1230 million authorized) are entitled to one (1) vote per share and convertible into 50 shares of common stock per share. The Class B shares (20 million authorized) are entitled to one (1) vote per share and convertible into 1,000 shares of common stock per share. The Class C shares (one million authorized) are entitled to 100,000 votes per share and convertible into 1 share of common stock per share.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in our business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to an acquisition transaction, nor can there be any assurance that any dividends will be paid following any acquisition.

Item 12.     Indemniﬁcation of Directors and Oﬃcers.

Our articles of incorporation, by-laws and director indemnification agreements provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Brenham or, in the case of a director, is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Nevada General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such.

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Nevada General Corporation Law, Article Seven of our articles of incorporation eliminates the liability of a director to us for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us;
•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Nevada General Corporation Law; and
•	from any transaction from which the director derived an improper personal benefit.

Item 13.     Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of Himalaya Technologies, Inc. (formerly Homeland Resources Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Himalaya Technologies, Inc. (formerly Homeland Resources Ltd.) (the “Company”) as of July 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended July 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended July 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company had operating losses for the years ended July 31, 2021 and 2020, and had a working capital deficit and an accumulated deficit at July 31, 2021.  These factors raise substantial doubt about its ability to continue as a going concern for one year from the issuance of these financial statements. Management’s plans are also described in Note 3. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Boyle CPA, LLC

We have served as the Company’s auditor since 2021

Red Bank, NJ

September 27, 2021

331 Newman Springs Road Building 1, 4th Floor, Suite 143 Red Bank, NJ 07701	P (732) 784-1582 F (732) 510-0665

Himalaya Technologies Inc

(Formerly Homeland Resources LTD)

Consolidated Balance Sheets

	As of	As of
	July 31, 2021	July 31, 2020
Assets

Current assets
Cash	28,618	-
Total current assets	28,618	-

Other assets:
Investments	12,000	-
Total other assets	12,000	-

Total assets	$40,618	$-

Liabilities and stockholders' deficit

Liabilities

Current liabilities
Accounts payable	$227,238	$229,638
Derivative liability	551,892	483,283
Loan from shareholder	97,000	98,500
Loan from affiliate	25,000	-
Loans payable due to non-related parties, net	279,497	517,129
Total current liabilities	1,180,627	1,328,550

Total liabilities	1,180,627	1,328,550

Stockholders' deficit
Common stock; $0.0001 par value authorized: 1,000,000,000 shares at July 31, 2021 and 2020, respectively: issued and outstanding 97,734,883 and 75,546,982 at July 31, 2021 and 2020, respectively	9,773	7,555
Preferred stock Class A; $ 0.0001 par value authorized: 130,000,000 shares at July 31, 2021 and 2020, respectively: issued and outstanding 0 at July 31, 2021 and 2020, respectively: discretionary 1% dividend	-	-
Preferred stock Class B; $0.0001 par value authorized: 20,000,000 shares at July 31, 2021 and 2020, respectively: issued and outstanding 300,000 and 0 at July 31, 2021 and 2020, respectively: discretionary 1% dividend	30	-
Preferred stock Class C; $0.0001 par value authorized: 1,000,000 shares at July 31, 2021 and 2020, respectively: issued and outstanding 1,000,000 and 0 at July 31, 2021 and 2020, respectively: discretionary 1% dividend	100	-
Additional paid-in-capital	6,709,111	6,559,185
Accumulated deficit	(7,859,023)	(7,895,290)
Total stockholders' deficit	(1,140,009)	(1,328,550)

Total liabilities and stockholders' deficit	$40,618	$-

The accompanying notes are an integral part of these financial statements

Himalaya Technologies Inc

(Formerly Homeland Resources LTD)

Consolidated Statement of Operations

	For the Year Ended July 31,
	2021	2020

Operating revenue	$ -	$ -

Cost of revenue	-	-

Gross profit	-	-

Operating expenses:
General and administrative	41,303	2,400

Loss from operations	(41,303)	(2,400)

Other income (expenses)
Interest expense	(152,621)	(84,498)
Change in derivative liability	(68,609)	(193,482)
Debt settlement gain (loss)	297,297	-
Other income	1,500	1,500
Interest income	3	-
Total other income (expenses)	77,570	(276,480)

Loss before income taxes	36,267	(278,880)

Provision for income taxes

Net income (loss)	$ 36,267	$ (278,880)

Net loss per share, basic and diluted	$ 0.00	$ (0.00)

Weighted average common equivalent share outstanding, basic and diluted	76,274,181	75,546,982

The accompanying notes are an integral part of these financial statements

Himalaya Technologies Inc

(Formerly Homeland Resources LTD)

Consolidated Statement of Stockholders' Deficit

	Common Stock		Preferred Stock
			Class A		Class B		Class C		Common	Additional		Total
	Number	No	Number	$0.0001	Number	$0.0001	Number	$0.0001	Stock	paid-in	Accumulated	stockholders'
	of Shares	par value	of Shares	par value	of Shares	par value	of Shares	par value	Issuable	capital	deficit	deficit
Balance, July 31, 2019	75,546,982	$7,555	-	$ -	-	$ -	-	$ -	$ -	$6,559,185	$(7,895,290)	(1,049,670)

Net loss	-	-	-	-	-	-	-	-	-	-	(278,880)	(278,880)

Balance, July 31, 2020	75,546,982	7,555	-	-	-	-	-	-	-	6,559,185	(7,895,290)	(1,328,550)
Conversion of convertible debt	19,687,901	1,968	-	-	-	-	-	-	-	98,589	-	100,557
Shares issued for purchase of Kanab Corp	-	-	-	-	300,000	30	-	-	-	11,970	-	12,000
Shares issued for loan commitment	2,500,000	250	-	-	-	-	-	-	-	29,750		30,000
Shares purchased	-	-	-	-	-	-	1,000,000	100	-	-	-	100
Warrants issued for advisory fees	-	-	-	-	-	-	-	-	-	9,617	-	9,617
		-
Net income	-	-	-	-	-	-	-	-	-	-	36,267	36,267

Balance, July 31, 2021	97,734,883	9,773	-	-	300,000	30	1,000,000	100	-	6,709,111	(7,859,023)	(1,140,009)

The accompanying notes are an integral part of these financial statements

Himalaya Technologies Inc

(Formerly Homeland Resources LTD)

Consolidated Statement of Cash Flows

	For the year ended July 31,
	2021	2020
Cash flows provided by (used for) operating activities:
Net income (loss)	$ 36,267	$ (278,880)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Loss (gain) on debt settlement	(297,297)	-
Change in derivative liability	68,609	193,482
Warrants issued for services	9,617	-
Increase (decrease) in assets and liabilities:
Accounts payable	(2,400)	2,400
Interest expense	152,621	-
Accrued interest on loans payable	6,500	84,498

Net cash used for operating activities	(26,083)	1,500

Cash flows provided by (used for) Investing activities

Cash flows provided by (used for) Financing activities
Payment of related party loan	(1,500)	(1,500)
Proceeds from loan from affiliate	25,000	-
Purchase of Preferred C shares	100	-
Payment of non-related party loans	(93,899)	-
Proceeds from non-related loans	125,000	-

Net cash provided by (used for) financing activities	54,701	(1,500)

Net (decrease) increase in cash	28,618	-
Cash, beginning of period	-	-

Cash, end of period	$ 28,618	$ -

Supplemental disclosure of cash flow information
Common stock issued for debt	$ 761,456	$ -

The accompanying notes are an integral part of these financial statements

Himalaya Technologies, Inc

(formerly Homeland Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –ORGANIZATION

Himalaya Technologies, Inc. a/k/a/ Homeland Resources Ltd. (the “Company”) was incorporated under the laws of the State of Nevada on July 8, 2003. The Company’s principal historical activities had been the acquisition of a mineral property in the State of New Mexico. During the fiscal year ended July 31, 2010, the Company began to acquire working interests in a seismic exploration program as well as a drilling program in crude oil and natural gas properties in Oklahoma.  Prior to July 31, 2019 the Company discontinued the exploration and drilling in Oklahoma and New Mexico.  The Company has leases on two properties that were fully depleted prior to July 31, 2021.  The company generated approximately $1,500 per year of net revenue from these leases.  Subsequent to July 31, 2021 the Company is in negotiations with the prior CEO to distribute the oil leases in payment of loan from shareholder and in discussions with other potential buyers of the assets  though no formal agreement has been reached.  On June 28, 2021 the Company amended its articles to change the name of the Company to Himalaya Technologies Inc.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and in conformity with the rules and regulation of the U.S. Securities and Exchange Commission (SEC).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include accounts payable, the recoverability of long-term assets, and the valuation of derivative liabilities.

Consolidation

For the year ended July 31, 2021, the consolidated financial statements include the accounts and operations of the Registrant, and its wholly owned subsidiary, KANAB CORP., which was acquired on July 31, 2021. All material inter-company transactions and accounts have been eliminated in the consolidation.

Cash

Cash consists of deposits in one large national bank. On July 31, 2021 and 2019, respectively, the Company had $28,618 and $0 in cash in the United States. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash accounts payable, accrued liabilities, short-term debt, and derivative liability, the carrying amounts approximate their fair values due to their short maturities. We adopted ASC Topic 820, “Fair Value Measurements and Disclosures,”, which requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of valuation hierarchy are defined as follows:

Level 1 input to the valuation methodology are quoted prices for identical assets or liabilities in active markets. The Company’s investment in KANAB CORP., see Note 4, is actively traded on the pink sheets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s analyses of all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

We have recorded the conversion option on notes as a derivative liability because of the variable conversion price, which in accordance with U.S. GAAP, prevents them from being considered as indexed to our stock and qualified for an exception to derivative accounting.

We recognize derivative instruments as either assets or liabilities on the accompanying balance sheets at fair value. We record changes in the fair value of the derivatives in the accompanying statement of operations.

Assets and liabilities measured at fair value are as follows as of July 31, 2021:

	Total	Level 1	Level 2	Level 3

Assets
Total assets measured at fair value

Liabilities
Derivative liability	551,892			551,892
Total liabilities measured at fair value	551,892			551,892

Assets and liabilities measured at fair value are as follows as of July 31, 2020:

	Total	Level 1	Level 2	Level 3

Assets
Total assets measured at fair value

Liabilities
Derivative liability	483,283			483,283
Total liabilities measured at fair value	483,283			483,283

Earnings Per Share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted EPS assumes that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding options and the if-converted method for the outstanding convertible preferred shares. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, convertible outstanding instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later). During the year ended December 31, 2020 and 2019, the Company generated no revenues and incurred substantial losses, of which the vast majority were due to mostly non-cash charges for accrued interest, penalties and derivative charges related to convertible debt instruments. Therefore, the effect of any common stock equivalents on EPS is anti-dilutive during those periods.

Income Taxes

The Company utilizes FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

On July 31,2021 and 2020, the Company had not taken any significant uncertain tax positions on its tax returns for the period ended July 31, 2021 and prior years or in computing its tax provisions for any years. Prior management considered its tax positions, and believed that all of the positions taken by the Company in its Federal and State tax returns were more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from inception to present, generally for three years after they are filed. New management, which took control of the Company on March 5, 2019, is currently evaluating prior management’s decision to not file federal tax returns and plans on filing past returns and related 10-99 filings for compensation paid to prior management, employees, consultants, contractors and affiliates. The Company does not believe it has a material tax liability due to its operating losses in these periods but is preparing tax filings to bring itself current as it completes and moves forward on announced mergers and acquisitions.

Concentration of Credit Risk

Cash is mainly maintained by one highly qualified institution in the United States. At various times, such amounts are more than federally insured limits. Management does not believe that the Company is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. The Company has not experienced any losses on our deposits of cash.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

Crude Oil and Natural Gas Properties

The Company follows the full cost accounting method to account for crude oil and natural gas properties, whereby costs incurred in the acquisition, exploration and development of crude oil and natural gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical activities, rentals on non-producing leases, drilling, completing and equipping of crude oil and natural gas wells and administrative costs directly attributable to those activities and asset retirement costs. Disposition of crude oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless, such adjustment would significantly alter the relationship between capital costs and proved reserves of crude oil and natural gas, in which case the gain or loss is recognized to income.

The capitalized costs of crude oil and natural gas properties, excluding unevaluated and unproved properties, are amortized using the units-of-production method based on estimated proved recoverable crude oil and natural gas reserves. Amortization of unevaluated and unproved property costs begins when the properties become proved or their values become impaired. Impairment of unevaluated and unproved prospects is assessed periodically based on a variety of factors, including management’s intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development.

Under full cost accounting rules for each cost center, capitalized costs of evaluated crude oil and natural gas properties, including asset retirement costs, less accumulated amortization and related deferred income taxes, may not exceed an amount (the “cost ceiling”) equal to the sum of (a) the present value of future net cash flows from estimated production of proved crude oil and natural gas reserves, based on current economic and operating conditions, discounted at 10%, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged to earnings.

Given the volatility of crude oil and natural gas prices, it is reasonably possible that the estimate of discounted future net cash flows from proved crude oil and natural gas reserves could change in the near term. If crude oil and natural gas prices decline in the future, even if only for a short period of time, it is possible that additional impairments of crude oil and natural gas properties could occur. In addition, it is reasonably possible that additional impairments could occur if costs are incurred in excess of any increases in the present value of future net cash flows from proved crude oil and natural gas reserves, or if properties are sold for proceeds less than the discounted present value of the related proved crude oil and natural gas reserves.

The crude oil and gas properties were fully depleted prior to July 31, 2019.

Revenue Recognition

The Company recognizes revenues in accordance with Accounting Standards Codification (“ASC”) 606 – Contracts with Customers. Revenue from sales of products is recognized when the related performance obligation is satisfied. The Company’s performance obligation is satisfied upon the shipment or delivery of products to customers.

Stock-Based Compensation

The Company accounts for all stock-based compensation using a fair value-based method. The fair value of equity-classified awards granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

Goodwill and Other Acquired Intangible Assets

The Company initially records goodwill and other intangible assets at their estimated fair values and reviews these assets periodically for impairment. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is tested at least annually for impairment, historically during our fourth quarter.

Recently Issued Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. We are evaluating the impact this guidance will have on our financial position and statement of operations.

Concentrations

The Company recorded 100%, of its revenues from the operator of its crude oil and natural gas properties during the fiscal years ended July 31, 2021 and 2020.

Note 3 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the continuation of the Company as a going concern. The Company reported an accumulated deficit of $7,859,023 as of July 31, 2021. The Company also had negative working capital of $1,152,009 on July 31, 2021, and had operating losses of $41,303 and $2,400 for the years ended July 31, 2021 and 2020, respectively. To date, these losses and deficiencies have been financed principally through the issuance of common stock, loans from related parties and from third parties.

In view of the matters described, there is substantial doubt as to the Company’s ability to continue as a going concern without a significant infusion of capital. We anticipate that we will have to raise additional capital to fund operations over the next 12 months. To the extent that we are required to raise additional funds to acquire properties, and to cover costs of operations, we intend to do so through additional offerings of debt or equity securities. There are no commitments or arrangements for other offerings in place, no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. Any future financing may involve substantial dilution to existing investors.

Note 4 - ACQUISITION OF KANAB CORP

On July 31, 2021, the Company acquired 100% interest in  KANAB CORP., a canabis development company, in exchange for 300,000 shares of Class B preferred stock.  As  KANAB CORP. was acquired from the Company’s Chief Executive Officer and a company controlled by the Company’s Chief Executive Office, the Company has accounted for the acquisition as an acquisition under common control, recorded at cost. The value of the transaction was determined by market value of the common shares at July 31, 2021 of $0.009 per share.  We took the 300,000 shares of Preferred B stock and the potential conversion into 300,000,000 share of common stock and calculated the value at the date of the transaction.  We determined the value at $2.7 million.  After discussion with our PCAOB auditor we impaired the valuation significantly because we were taking over KANAB CORP. from a Company controlled by our current CEO.

According to the guidance in FSAB ASC 805-10-55-3A though 55-9, as amended by ASU 2017-01the Company has determined that this transaction is purchase of a business.  Although KANAB CORP. has not generated any revenues, they are in the process of developing products and procedures.  At the date of closing the only assets that were on the books were development cost.  Since KANAB CORP. was a development stage business, we determined that we were purchasing a business not purchasing asstets.

Note 5 – LOANS PAYABLE DUE TO RELATED PARTIES

As of July 31, 2021, the Company’s former chief executive officer had an outstanding balance of $97,000. The loan is non-interest bearing and due on demand.

Note 6 - CONVERTIBLE NOTE PAYABLES

The Company had convertible note payables with three third parties with stated interest rates ranging between 10% and 12% and 22% default interest not including penalties. These notes have a conversion feature such that the Company could not ensure it would have adequate authorized shares to meet all possible conversion demands; accordingly, the conversion option has been treated as a derivative liability in the accompanying interim financial statements. As of July 31, 2021, the Company had the following third-party convertible notes outstanding:

	Lender	Origination	Maturity	Amount	Interest

Note*	Power Up	12-29-14	10-1-14	95,848.00	22%
Note*	Power Up	9-8-14	6-12-15	32,149.00	22%
Note	GS Capital	6-29-21	6-29-22	151,500.00	10%
				279,497.00
Discount				-
				$ 279,497.00

*Note is currently in default. The default interest rate of 22% is being charges.  When the registration becomes effective the lender will convert the loan into common shares of stock. The loan can be converted into common shares at a price of 60% of the lowest trading price for the twenty (20) prior trading days including the day the conversion notice is received.

The convertible note for GS Capital convert at a price of 60% of the lowest trading price for the twenty (20) days prior to and including the date of notice of conversion.  The number of shares that the loan can be converted into depends on the trading price at the time of conversion.

The notes for KBM Worldwide convert at a price of 61% of the average of the lowest five trading price for the last ten (10) trading days ending on the latest trading date prior to date of conversion to and including the date of notice of conversion.  The number of shares that the loan can be converted into depends on the trading price at the time of conversion.

During the year ended July 31, 2021, third-party lenders converted $232,057 of principal and interest into 22,187,901 shares of common stock.

The variables used for the Black-Scholes model are as listed below:

	July 31,2021	July 31, 2020

●	Volatility: 253% - 466%	Volatility: 191% - 455%

●	Risk free rate of return: 1.24%- 1.53%	Risk free rate of return: 1.93% - 1.99%

●	Expected term: 1-3 years	Expected term: 1-3 years

On June 29, 2021, a third-party loaned the Company $151,500 in a 10% debenture that matures on June 29, 2022. The transaction netted the Company $125,000.00 after legal fees and due diligence expenses. The third party was also issued 2,500,000 shares of common stock as a loan incentive.  Of the $125,000 proceeds, $93,899 was used to settle $391,196 of debt resulting in debt settlement income of $297,297.

Note 7 – INCOME TAXES

The Company did not file its federal tax returns for fiscal years from 2012 through 2020. Management at year-end 2020 believed that it should not have any material impact on the Company’s financials because the Company did not have any tax liabilities due to net loss incurred during these years.

Based on the available information and other factors, management believes it is more likely than not that any potential net deferred tax assets on December 31, 2020 and December 31, 2019 will not be fully realizable. The Company is current with corporate listing fees due to the State of Nevada and intends to prepare tax statements for the federal and state requirements for 2019 and 2020.

Note 8 – EQUITY

During the year ended July 31, 2021, the Company increased the authorized shares for common stock of the Company from 100,000,000 to 1,000,000,000. The Company also authorize preferred of two hundred fifty (250) million.  The preferred shares are in three classes, Class A shares which are convertible into 50 shares of common shares for each share, Class B shares, which are convertible into 1,000 shares of common shares for each share and Class C shares, which are convertible into 1 shares of common shares for each share.

On July 31, 2021 the Company issued 300,000 shares of Class B Preferred for the acquisition of KANAB CORP.

On July 31, 2021 the Company issued 1,000,000 shares of Class C preferred to the new Company CEO.

During the year ended July 31, 2021, third-party lenders converted $232,057 of principal and interest into 22,187,901 shares of common stock.

On June 28, 2021, the Company issued 50,000,000 warrants to FOMO Advisors LLC for advisory services for future advisory services.

Note 9 - COVID-19 PANDEMIC UPDATE

In March 2020, the World Health Organization declared a global health pandemic related to the outbreak of a novel coronavirus. The COVID-19 pandemic adversely affected the company’s financial performance in the third and fourth quarters of fiscal year 2020 and could have an impact throughout fiscal year 2021. In response to the COVID-19 pandemic, government health officials have recommended and mandated precautions to mitigate the spread of the virus, including shelter-in-place orders, prohibitions on public gatherings and other similar measures. There is uncertainty around the duration and breadth of the COVID-19 pandemic, as well as the impact it will have on the company’s operations, supply chain and demand for its products. As a result, the ultimate impact on the company’s business, financial condition or operating results cannot be reasonably estimated at this time.

Note 10 – SUBSEQUENT EVENTS

On August 4, 2021 a third-party lender converted $14,600 into 3,743,590 shares of common stock.

On August 23 2021 a third-party lender converted $10,100 into 3,740,741 shares of common stock.

On August 24, 2021 a third-party lender converted $7,449 into 2,979,564 shares of common stock.

On August 27, 2021 a third-party lender converted $9,000 into 3,743,590 shares of common stock.

On September 20, 2021, the Company entered into negotiation to acquire 100% interest in OTC Watch LLC in exchange for shares of Preferred B series stock.  The transaction has not yet closed as the Company’s is in the process of doing due diligence regarding the valuation and form of the transaction.  Once the due diligence is completed and a more precise valuation determined, the number of shares of Preferred B series stock will be determined and fixed based on the per share at the time the transaction is closed.

On September 20, 2021, the Company entered into negotiation to acquire 19.99% interest in GenBio, Inc in exchange for shares of Preferred B series stock.  The transaction has not yet closed as the Company is in the process of doing due diligence regarding the valuation and form of the transaction.  Once the due diligence is completed and a more precise valuation determined, the number of shares of Preferred B series stock will be determined and fixed based on the per share at the time the transaction is closed.

Item 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

In its two most recent fiscal years, the Company has had no disagreements with its independent accountants.

Item 15.     Financial Statements and Exhibits.

Exhibit No.        Description

3.1	Articles of Incorporation*

3.2	Amendment to Articles of Incorporation*, except Amendment filed June 28, 2021 to change name attached

3.3	By-laws*

10.1	Loan Agreement dated June 29, 2021 from GS Capital Partners LLC

10.2	Loan Agreement dated September 8, 2014 from KBM Worldwide Inc

10.3	Loan Agreement dated December 29, 2014 from KBM Worldwide Inc

10.4	Stock Purchase Agreement for 150,000 Preferred B series shares-Vikram Grover

10.5	Stock Purchase Agreement for 150,000 Preferred B series shares-FOMO CORP

23.1	Consent of Independent Auditor

•	Incorporated by reference to the exhibits to the registrant’s registration statement on Form SB-1 filed November 19, 2007, file number 333-147501. Incorporated by reference to the exhibits to the registrant’s registration statement on Form SB-1 filed November 19, 2007, file number 333-147501.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registra- tion statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Technologies Inc.
(Registrant)

Date: November 8, 2021	By:	/s/ Vikram Grover
Vikram Grover Chief Executive Officer (Signature)*

*Print name and title of the signing oﬃcer under his signature.